SPECIALTY CONTRACTORS, INC.
1541 E. I-30
Rockwall, Texas 75087

January 14, 2011

Ms. Pamela Long (Assistant Director)
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Specialty Contractors, Inc.
Amendment #3 to Registration Statement on Form S-1
Filed December 27, 2010
File No. 333-166057

Dear Ms. Long:

Following are responses to your comment letter dated January 6, 2011.

Executive Compensation and Corporate Governance, page 21

1.
Question
Please update the disclosure in this section for the year ended December 31, 2010.  Refer to Item 402 of Regulation S-K..

Response (Page 21)
We note your comment and have updated the President’s compensation for the year ended December 31, 2010, which was $37,748, according to Item 402 of Regulation S-K.

2.
Question
Please reconcile the disclosure here with the disclosure in the employment agreement.  Please also explain how the compensation is determined, as the employment agreement indicates that the salary is $3,000.00 to $5,000.00 per month.

Response (Page 21)
We have amended the disclosure to agree to the employment agreement where it states that the President’s salary is from $3,000.00 to $5,000.00 per month.  The compensation level is determined based on cash flow and is capped at $5,000.00.  The President was compensated a total of $37,748 in 2010 which averages to $3,145.67 per month.

Item 16.  Exhibits, page II-2

3.
Question
We note your response to the first bullet point of comment 18 in our letter dated November 17, 2010 and reissue this comment, as the employment agreement has not been filed under Item 601(b)(10) of Regulation S-K.

Response (Page II-2 and Exhibits)
We have refilled the executed employment agreement under Exhibit 10.2.

4.
Question
We note that the legal opinion is filed on EDGAR as exhibit 11.1 in your original Form S-1 field on April 14, 2010.  Please refile the legal opinion on EDGAR as exhibit 5.1.

Response (Exhibits)
We have refilled the legal opinion as Exhibit 5.1.

Sincerely,

/s/  Charles Bartlett
Charles Bartlett
President